SHINSEI BANK

株式会社新生銀行
〒100-8501 東京都千代田区内幸町2-1-8
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan

06012585

File No. 82-34775

April 5, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated February 17, 2006 (Attached hereto as Exhibit A-1)
(2) Press release dated February 17, 2006 (Attached hereto as Exhibit A-2)
(3) Press release dated February 17, 2006 (Attached hereto as Exhibit A-3)
(4) Press release dated February 28, 2006 (Attached hereto as Exhibit A-4)
(5) Press release dated March 1, 2006 (Attached hereto as Exhibit A-5)
(6) Press release dated March 1, 2006 (Attached hereto as Exhibit A-6)
(7) Press release dated March 3, 2006 (Attached hereto as Exhibit A-7
(8) Press release dated March 15, 2006 (Attached hereto as Exhibit A-8)
(9) Press release dated March 15, 2006 (Attached hereto as Exhibit A-9)
(10) Press release dated March 16, 2006 (Attached hereto as Exhibit A-10)
(11) Press release dated March 27, 2006 (Attached hereto as Exhibit A-11)
(12) Press release dated March 31, 2006 (Attached hereto as Exhibit A-12)

B. Japanese Language Documents

(1) Press release dated February 17, 2006
(English Translation attached hereto as Exhibit B-1, the same as A-1)
(2) Press release dated February 17, 2006
(English Translation attached hereto as Exhibit B-2, the same as A-2)
(3) Press release dated February 17, 2006
(English Translation attached hereto as Exhibit B-3, the same as A-3)
(4) Press release dated February 28, 2006
(English Translation attached hereto as Exhibit B-4, the same as A-4)
(5) Press release dated March 1, 2006
(English Translation attached hereto as Exhibit B-5, the same as A-5)
(6) Press release dated March 1, 2006
(English Translation attached hereto as Exhibit B-6, the same as A-6)
(7) Press release dated March 3, 2006
(English Translation attached hereto as Exhibit B-7, the same as A-7)
(8) Press release dated March 15, 2006
(English Translation attached hereto as Exhibit B-8, the same as A-8)

4/17

(9) Press release dated March 15, 2006
(English Translation attached hereto as Exhibit B-9, the same as A-9)
(10) Press release dated March 16, 2006
(English Translation attached hereto as Exhibit B-10, the same as A-10)
(11) Press release dated March 27, 2006
(English Translation attached hereto as Exhibit B-11, the same as A-11)
(12) Press release dated March 31, 2006
(English Translation attached hereto as Exhibit B-12, the same as A-12)

C. Japanese Language Documents

Brief descriptions of the documents for which no English language version has been prepared are set forth in Annex A hereto.

Very truly yours,
Shinsei Bank, Limited

By ____________________
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of Dated Subordinated Notes Outside Japan

Tokyo (Friday, February 17, 2006) — Shinsei Bank, Limited ("Shinsei Bank") hereby announces that Shinsei Bank has decided on February 16, 2006, the following terms and conditions for its issue outside Japan of Euro-denominated step-up dated subordinated notes (the "Notes").

1. Issuer : Shinsei Bank, Limited
2. Type of security : Euro-denominated step-up dated subordinated notes
3. Issue amount : Euro 1.0 billion
4. Term : 10 years (redeemable in whole after 5 years at the option of Shinsei Bank on any interest payment date subject to the prior consent of the Financial Services Agency of Japan)
5. Interest rate : Fixed rate 3.75% per annum until February 2011
   Floating rate per quarter annum after February 2011
6. Issue price : Euro 994.86 per security (par value Euro 1,000)
7. Method of offering : Offered inside the United States pursuant to an exemption from registration under Rule 144A under the U.S. Securities Act of 1933 and outside the United States (except in Japan) in reliance on Regulation S under the U.S. Securities Act of 1933
8. Closing date : February 23, 2006 (scheduled)

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of Preferred Securities Outside Japan

Tokyo (Friday, February 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that its wholly owned subsidiary in the Cayman Islands named Shinsei Finance (Cayman) Limited has decided on February 16, 2006, the following terms and conditions for its issue outside Japan of U.S. dollar-denominated step-up non-cumulative perpetual preferred securities (the "Preferred Securities").

1.	Issuer	:	Shinsei Finance (Cayman) Limited (a special purpose company established under the laws of the Cayman Islands which is wholly owned by Shinsei Bank)
2.	Type of security	:	U.S. dollar-denominated step-up non-cumulative perpetual preferred securities (no right to convert into common stock of Shinsei Bank)
3.	Issue amount	:	USD 775 million
4.	Dividends	:	Dividend rate 6.418% per annum until July 2016 Floating rate per annum after July 2016
5.	Issue price	:	USD 1,000 per preferred security
6.	Ranking	:	The Preferred Securities are intended to rank, effectively *pari passu* with preferred shares directly issued by Shinsei Bank in a liquidation of Shinsei Bank
7.	Method of offering	:	Offered inside the United States pursuant to an exemption from registration under Rule 144A under the U.S. Securities Act of 1933 and outside the United States (except in Japan) in reliance on Regulation S under the U.S. Securities Act of 1933
8.	Closing date	:	February 23, 2006 (scheduled)

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice Concerning Change of Specified Subsidiary

Tokyo (Friday, February 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that its special purpose company in the Cayman Islands named Shinsei Finance (Cayman) Limited ("Shinsei Finance") will become a Specified Subsidiary (*tokutei kogaisha*) of Shinsei Bank due to the issuance of Preferred Securities (as defined below). As announced on February 6, 2006, Shinsei Finance was established for the purpose of issuing U.S. dollar-denominated step-up non-cumulative perpetual preferred securities (the "Preferred Securities") outside Japan. The voting rights in the special purpose company held by Shinsei Bank and the percentage of such rights against total voting rights will not change as a result of the issuance because the Preferred Securities to be issued will, except in certain limited circumstances, be nonvoting securities.

1. Reason for the change

Shinsei Bank holds all of the ordinary shares of Shinsei Finance. Due to the payment for Preferred Securities which is expected to occur on February 23, 2006, the value of the capital stock of Shinsei Finance is expected to exceed 10% of the value of the capital stock of Shinsei Bank. Therefore, Shinsei Finance is expected to become a Specified Subsidiary of Shinsei Bank.

2. Profile of the Specified Subsidiary

Shinsei Finance (Cayman) Limited

Registered office	PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands	
Date of change	February 23, 2006	
Details of business	Issuance of Preferred Securities, etc.	
Closing date of fiscal year	December 31 of each year	
Number of directors and employees	3 directors, no employees	
Capital stock	USD 797.75 million	
Total outstanding shares and Preferred Securities	4,001,000 Ordinary shares 775,000 Preferred Securities	(par value $0.01 per share) (liquidation preference $1,000)
Shareholders	Ordinary shares: Preferred Securities:	100% owned by Shinsei Bank 100% owned by entities other than Shinsei Bank

Attention: This document is a press release regarding a change of specified subsidiary in connection with the issuance of securities and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be any public offering of the securities in the United States.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, February 28, 2006) --- Shinsei Bank, Limited (the "Bank") announced that at a meeting held on February 28, 2006, its Board of Directors approved the 11th and 12th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2005. The details are as follows:

		11th	12th
1	Issue date of Stock Acquisition Rights:	March 1, 2006	
2	Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000) :	53 Stock Acquisition Rights	19 Stock Acquisition Rights
		Each number is ceiling. The concrete number should be determined on March 1, 2006.	
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	53,000 Common shares of the Bank	19,000 Common shares of the Bank
		Each number is ceiling. The concrete number should be determined on March 1, 2006	
4	Issue price of stock options:	Free of charge	
5	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on March 1, 2006	
6	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on March 1, 2006	
7	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on March 1, 2006) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.	
8	Number of people to whom Stock Acquisition Rights are offered and their details:	2 employees of the Bank	2 employees of the Bank
9	Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2007 to June 23, 2015
10	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1 - 8, Uchisaiwaicho 2- Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Wednesday, March 1, 2006) --- Shinsei Bank, Limited (the "Bank") announced that details of 11th and 12th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on February 28, 2006 were determined today. The details are as follows:

	11th	12th
Issue date of Stock Acquisition Rights	March 1, 2006	
Total number of Stock Acquisition Rights to be issued	50 Stock Acquisition Rights	17 Stock Acquisition Rights
	Number of shares that can be purchased through the exercise of one Stock Acquisition Right: 1,000	
Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	50,000 common shares of the Bank	17,000 common shares of the Bank
Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	774,000 yen per one Stock Acquisition Right (774 yen per share)	
	The amount payable per share was the higher of the average of the daily closing prices of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on December 26, 2005 and the closing price of the Bank common shares at the Tokyo Stock Exchange on the issue date.	
Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	38,700,000 yen	13,158,000 yen
Amount capitalized from issue price:	387 yen per share	
Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2007 to June 23, 2015
Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the annual general meeting of shareholders ("Annual Shareholders' Meeting"): May 24, 2005
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

Exhibit A - 6

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Become the Largest ATM Network in Tokyo Metro

Tokyo (Wednesday, March 1, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has installed two Shinsei Bank ATMs at Monzen-nakacho, Gokokuji, and Nishi-kasai stations respectively; six ATMs in total as of March 1. Shinsei Bank has completed the second stage plan of installing ATMs, launched last December, at major Tokyo Metro stations, reaching a total of 55 ATMs at 30 stations. These ATMs represent the largest ATM network in Tokyo Metro.

Shinsei Bank provides ATM services 365 days a year during station business hours, from the first to the last train. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has been installing additional ATMs, offering 24-hour free ATM service and other services to the maximum advantage for customers using its bank accounts. The Bank will continue to expand its ATM network at highly convenient locations including railway stations, commercial complexes and airports.

With the brand concept "Color your life," Shinsei Bank aims to color and enrich customers' lives by offering convenience and highly value-added products and services to meet customers' needs.

Second stage plan: December 2005 to March 2006(25 ATMs installed at 12 stations*1)

- Marunouchi Line: Nishi-shinjuku(2) and Nakano-sakaue(2) stations
- Hibiya Line: Kamiyacho(2) and Tsukiji(2) stations
- Tozai Line: Waseda(2), Monzen-nakacho (2) and Nishi-kasai(2) stations
- Chiyoda Line: Nishi-nippori(2) and Machiya(2) stations
- Namboku Line: Azabu-juban(2) and Tameike-sanno(1)*1 stations
- Yurakucho Line: Tsukishima(2) and Gokokuji(2) stations

First stage plan: March to October 2005 (30 ATMs installed at 18 stations)

- Ginza Line: Tameike-sanno station (1)
- Marunouchi Line: Akasaka-mitsuke (1), Shinjuku-sanchome(2), Ogikubo(2) and Myogadani(2) stations
- Hibiya Line: Ningyocho station (2)
- Tozai Line: Minami-gyotoku (2), Urayasu (2), Kiba (2), Otemachi (1) and Takadanobaba (2) stations
- Chiyoda Line: Nogizaka (2), Otemachi (1) and Kokkai-gijidomae (1) stations
- Hanzomon Line: Aoyama-itchome (2) and Otemachi (2) stations
- Namboku Line: Oji (2) and Tameike-sanno (1) stations

Numbers in brackets are ATM numbers. Number of stations is repeated if the Lines are different.

(*1) Second stage plan does not include Tameike-sanno station, which was already included in the first stage plan.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Changes in Shinsei ATM Services Conditions

Tokyo (Friday, March 3, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei ATM services conditions will be modified as follows.

1. Effective March 27, 2006, Shinsei ATM's operating hours at partner network ATMs (*1) will be extended and enhanced.

Shinsei Bank's comprehensive *PowerFlex* account offers free-of-charge withdrawal service through Shinsei ATMs and Seven Bank ATMs 24 hours a day, 365 days a year, accommodating customers' need for cash at any time. The extended operating hours at partner network ATMs will further enhance convenience for Shinsei customers who use their Shinsei cash card to make withdrawals at partner network ATMs (e.g. those of city banks and some trust banks).
In line with Shinsei's customer policy, transactions made at partner network ATMs during these extended hours will be free of charge since Shinsei will refund any fees charged.

Extended operating hours for Shinsei Bank cash card holders using partner network ATMs

	Transaction/Days		Current service hours	New service hours
PowerFlex cash card	Withdrawal & balance inquiries	Weekdays	8:45 a.m. – 7:00 p.m.	8:00 a.m. – 9:00 p.m.
		Sat. & Sun.	9:00 a.m. – 5:00 p.m.	9:00 a.m. – 5:00 p.m. (No change)
		Holidays	Service not available	9:00 a.m. – 5:00 p.m.

(*1) Includes all city banks (Mizuho, Tokyo-Mitsubishi UFJ, Sumitomo Mitsui, Resona, Saitama Resona) and four trust banks (Mitsubishi UFJ Trust, Mizuho Trust, Chuo-Mitsui Trust, Sumitomo Trust).

2. Effective the same date, i.e. March 27, 2006, Shinsei Bank will start to charge users of other bank cash cards (*2) for withdrawals made through Shinsei ATMs.

Those who do not have a Shinsei cash card are encouraged to open a *PowerFlex* account with Shinsei Bank to benefit from the convenience of free ATM usage.

Shinsei ATM withdrawal fees charged to other banks' customers, i.e. cash card users of other banks, using Shinsei ATMs, will be as follows:

	Time	Current fee	New fee
Weekdays	8:00 a.m. – 8:45 a.m. (*3)	Service not available	210 yen
	8:45 a.m. – 6:00 p.m.	Free of charge	105 yen
	6:00 p.m. – 7:00 p.m.	Free of charge	210 yen
	7:00 p.m. – 9:00 p.m. (*3)	Service not available	210 yen
Sat. & Sun.	9:00 a.m. – 5:00 p.m.	Free of charge	210 yen
Holidays	9:00 a.m. – 5:00 p.m. (*3)	Service not available	210 yen

Shinsei ATMs include the ATMs of Keikyu Station Bank and Shinsei ATMs installed within Tokyo Metro stations etc. Balance inquiry services remain free-of-charge.

(*2) Partner network for the above services:
All city banks (Mizuho, Tokyo-Mitsubishi UFJ, Sumitomo Mitsui, Resona, Saitama Resona), four trust banks (Mitsubishi UFJ Trust, Mizuho Trust, Chuo-Mitsui Trust, Sumitomo Trust), Aozora Bank and Shokochukin Bank.

(*3) Services not available at Aozora Bank and Shokochukin Bank.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Notice Concerning Change of Specified Subsidiary

Tokyo (Wednesday, March 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that its special purpose company in the Cayman Islands named Shinsei Finance II (Cayman) Limited ("Shinsei Finance II") will become a Specified Subsidiary (*tokutei kogaisha*) of Shinsei Bank due to the issuance of Preferred Securities (as defined below). As announced today, Shinsei Finance II was established for the purpose of issuing U.S. dollar-denominated non-cumulative perpetual preferred securities (the "Preferred Securities") outside Japan. The voting rights in the special purpose company held by Shinsei Bank and the percentage of such rights against total voting rights will not change as a result of the issuance because the Preferred Securities to be issued will, except in certain limited circumstances, be nonvoting securities.

1. Reason for the change

   Shinsei Bank holds all of the ordinary shares of Shinsei Finance II. Due to the payment for Preferred Securities which is expected to occur on March 23, 2006, the value of the capital stock of Shinsei Finance II is expected to exceed 10% of the value of the capital stock of Shinsei Bank. Therefore, Shinsei Finance II is expected to become a Specified Subsidiary of Shinsei Bank.

2. Profile of the Specified Subsidiary

   Shinsei Finance II (Cayman) Limited

Registered office	PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies
Date of change	March 23, 2006
Details of business	Issuance of Preferred Securities, etc.
Closing date of fiscal year	December 31 of each year
Number of directors and employees	3 directors, no employees
Capital stock	USD 719 million
Total outstanding shares and Preferred Securities	4,001,000 Ordinary shares (par value $0.01 per share) 700,000 Preferred Securities (liquidation preference $1,000)
Shareholders	Ordinary shares: 100% owned by Shinsei Bank Preferred Securities: 100% owned by entities other than Shinsei Bank

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Establishment of a Subsidiary for Issuance of Preferred Securities and Terms and Conditions of Preferred Securities Outside Japan

Tokyo (Wednesday, March 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces the establishment on March 14, 2006 (New York time) of a wholly owned subsidiary in the Cayman Islands named Shinsei Finance II (Cayman) Limited, for the purpose of issuing U.S. dollar-denominated non-cumulative perpetual preferred securities (the "Preferred Securities") with the terms set forth below.

The Preferred Securities are expected to qualify as Tier I capital of Shinsei Bank.

1.	Issuer	:	Shinsei Finance II (Cayman) Limited (a special purpose company newly established under the laws of the Cayman Islands which is wholly owned by Shinsei Bank)
2.	Type of security	:	U.S. dollar-denominated non-cumulative perpetual preferred securities (no right to convert into common stock of Shinsei Bank)
3.	Issue amount	:	USD 700 million
4.	Use of proceeds	:	To purchase undated subordinated bonds to be issued by Shinsei Bank
5.	Dividends	:	Dividend rate 7.160% per annum until July 2016 Floating rate per annum after July 2016
6.	Issue price	:	USD 1,000 per preferred security
7.	Ranking	:	The Preferred Securities are intended to rank effectively *pari passu* with preferred shares directly issued by Shinsei Bank in a liquidation of Shinsei Bank
8.	Method of offering	:	Offered inside the United States pursuant to an exemption from registration under Rule 144A under the U.S. Securities Act of 1933 and outside the United States (except in Japan) in reliance on Regulation S under the U.S. Securities Act of 1933
9.	Closing date	:	March 23, 2006 (scheduled)

Attention: This document is a press release regarding the above securities issuance and not for solicitation whether inside or outside Japan.
This document is not, and is not intended to be, an offer of securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. There will not be any public offering of the securities in the United States.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank Launches *PowerSmart* Home Mortgage Loan <Long-Term Fixed Rate Type>

Tokyo (Thursday, March 16, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced the launch of "*PowerSmart* Home Mortgage Loan <Long-Term Fixed Rate Type>" as of March 17, 2006. With this long-term loan, customers can choose a fixed interest rate for a term of 20 years, 25 years, 30 years or 35 years. The fixed rate until maturity empowers customers to make stable long-term financial planning with the same monthly installment payment, even if there is a change in the Home Mortgage Standard Rate.

In addition to Shinsei Bank's existing lineup of *PowerSmart* Home Mortgage Laons, such as 10-Year Convertible Floating Rate, Variable Floating Rate (reviewed every 6 months) and Initial Fixed Rate of 1, 3, 5, 7 and 10-Year Terms, the launch of <Long-Term Fixed Rate Type> will add 20 to 35-year long-term fixed rate loans in the lineup, enabling customers to select the one that best suits their life planning from among an extensive range of products.

As same as the existing *PowerSmart* Home Mortgage Loans, "guarantee fees" or "prepayment fees" will be free of charge. Furthermore, the "SmartPayment" service, which automatically sweeps the excess amount over the designated balance in customer's ordinary deposit account for the prepayment of the loan without penalty, will also be available. This service will give the customers flexibility to reduce their loan principal and shorten the repayment period.

Under the brand concept "Color your life," Shinsei Bank aims to color and enrich customers' lives by providing convenient and high-value added products and services to meet customers' needs.

<Applicable interest rates on Long-Term Fixed Rate Type Loans>

Term	Applicable Interest Rate
20 years	2.75% p.a.
Over 20 years up to 25 years	2.88% p.a.
Over 25 years up to 30 years	2.99% p.a.
Over 30 years up to 35 years	3.10% p.a.

Applicable interest rates for loan agreements concluded on or before Friday, March 31, 2006.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Expand Saturday Banking Services at Shinjuku, Ikebukuro and Yokohama from April 1

Tokyo (Monday, March 27, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it will expand Saturday operations at Shinjuku, Ikebukuro and Yokohama Financial Centers, as of April 1. Together with LaLaport*1 and Ginza*2 Financial Centers, there will be 5 branches operating on Saturdays.

Since the launch of new retail banking services in June 2001, all Shinsei Bank branches are open for business until 7:00 p.m. every weekday. Furthermore, since October 2004, on certain weekends the Bank has been providing "Saturday consultation services" upon appointment at its branches, to better serve customers who are busy during weekdays.

Convenience will be further upgraded with the expansion of Saturday banking services. Customers who are busy during weekdays will be able to drop by without making appointments, not only to have consultations on products such as mutual funds and insurance, but also deposit yen and foreign currency time deposits.

Under the brand concept "Color your life," Shinsei Bank aims to color and enrich customers' lives by providing convenient and high-value added products and services to meet customers' needs.

Saturday banking expansion on April 1:

Branches:	Shinjuku, Ikebukuro, and Yokohama Financial Centers
Operating hours:	10:00 a.m. to 5:00 p.m. (closed if Saturday is a national holiday)
Services on Saturdays:	Consultation services, transactions including deposits, etc - Some services are not provided.

*1 : LaLaport Financial Center is open from 10:00 am to 8:00 pm everyday (closed only on New Year's Day)
*2 : Ginza Financial Center is open from 11:00 am to 7:00 pm from Monday to Saturday

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*

INFORMATION

SHINSEI BANK
SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Office of CLO

Tokyo (Friday, March 31, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Office of CLO will be established on April 1st, 2006 in Shinsei Bank and Tom Pedersen will be the Chief Learning Officer (CLO).

Office of CLO is responsible for the overall human and organizational development of Shinsei Bank and supports continuous learning for all employees. It is an independent group unlike conventional human resource functions and reports directly to the CEO. It is the first time for a Japanese Bank to establish an Office of CLO.

A key function of the Office of CLO will be to ensure that the Bank's "Vision and Values," formulated in March this year (see attached description), become a reality for all Bank employees. The CLO will develop and deliver individual, team, and organizational programs to ensure that human capital is aligned with our business strategy. The Office of CLO will also plan and implement initiatives to maintain continuous growth of the Bank by focusing on leader development and succession planning within each level of the organization.

Our purpose is to establish a "Learning Organization" at Shinsei Bank, with a continuous focus on our customers, our stakeholders, society and employees.

Characteristics of Office of CLO:

- Create the most powerful organization in the financial industry based on the strong leadership and commitment of the CEO
- Facilitate knowledge management
- Provide career path guidance
- Manage training programs
- Manage performance evaluation processes and employee climate surveys
- Develop and administer human and organizational development initiatives, training

programs and design learning content aligned to strategy and business plans

- Develop leaders for the next generation
- Develop clear succession plans for short-term, mid-term and long-term perspectives
- Extend training programs to our customers and group organizations
- Evaluate the effectiveness of training at Shinsei Bank
- Create and maintain academic alliances with both domestic and overseas universities

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

Shinsei Vision and Values

新生ビジョン (Vision)

新生銀行は顧客に信頼される金融のソリューションを提供することにより、顧客・社員・株主の価値を継続的に高めて行く、日本のすぐれた金融サービス企業である

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees, and our shareholders

新生バリュー (Values)

顧客重視 (Customer Focus)

進化し続ける顧客のニーズに基づいた卓越したソリューションを迅速・敏捷に提供する

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

誠実さ (Integrity)

全ての行動において、妥協を許さない高い水準の誠実さと透明性を追求する
We demand uncompromising levels of integrity and transparency in all of our activities

責任 (Accountability)

リスク・マネジメント、コンプライアンス、コントロール、顧客保護の堅実な適用を含めた結果に責任を持つ

We are accountable for results, including the sound application of risk management, compliance, control, and customer protection

チームワーク (Teamwork)

顧客に先進的で非凡なソリューションを提供するために人材やリソースを結びつけ、社員の意見が尊敬され尊重されるという企業文化を持続する
We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

社会性 (Community)

社員、顧客、株主、そして我々が住む地域社会の発展に責任を持つ
We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

[Annex A]

BRIEF DESCRIPTION OF JAPANESE DOCUMENTS

Report on Purchase of Common Shares dated March 1, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in February 2006.

Report on Purchase of Common Shares dated April 3, 2006
A report on purchase of common shares is required under the Securities and Exchange Law to be filed in connection with certain events that will have a material effect on a company's consolidated results, including, certain securities offerings. The report on purchase of common shares thereto was filed in connection with Shinsei's purchase of its own common shares. It states that no shares were purchased in March 2006.

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Terms and Conditions of Preferred Securities Outside Japan

Tokyo (Friday, February 17, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces that its wholly owned subsidiary in the Cayman Islands named Shinsei Finance (Cayman) Limited has decided on February 16, 2006, the following terms and conditions for its issue outside Japan of U.S. dollar-denominated step-up non-cumulative perpetual preferred securities (the "Preferred Securities").

1. Issuer	:	Shinsei Finance (Cayman) Limited (a special purpose company established under the laws of the Cayman Islands which is wholly owned by Shinsei Bank)
2. Type of security	:	U.S. dollar-denominated step-up non-cumulative perpetual preferred securities (no right to convert into common stock of Shinsei Bank)
3. Issue amount	:	USD 775 million
4. Dividends	:	Dividend rate 6.418% per annum until July 2016 Floating rate per annum after July 2016
5. Issue price	:	USD 1,000 per preferred security
6. Ranking	:	The Preferred Securities are intended to rank, effectively *pari passu* with preferred shares directly issued by Shinsei Bank in a liquidation of Shinsei Bank
7. Method of offering	:	Offered inside the United States pursuant to an exemption from registration under Rule 144A under the U.S. Securities Act of 1933 and outside the United States (except in Japan) in reliance on Regulation S under the U.S. Securities Act of 1933
8. Closing date	:	February 23, 2006 (scheduled)

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For immediate release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Allocation of Stock Acquisition Rights as Stock Options

Tokyo (Tuesday, February 28, 2006) --- Shinsei Bank, Limited (the "Bank") announced that at a meeting held on February 28, 2006, its Board of Directors approved the 11th and 12th issuance of Stock Acquisition Rights based on the resolution adopted in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 5th annual general meeting of shareholders (the "Annual Shareholders' Meeting") held on June 24, 2005. The details are as follows:

		11th	12th
1	Issue date of Stock Acquisition Rights:	March 1, 2006	
2	Total number of Stock Acquisition Rights to be issued (Number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000) :	53 Stock Acquisition Rights	19 Stock Acquisition Rights
		Each number is ceiling. The concrete number should be determined on March 1, 2006.	
3	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	53,000 Common shares of the Bank	19,000 Common shares of the Bank
		Each number is ceiling. The concrete number should be determined on March 1, 2006	
4	Issue price of stock options:	Free of charge	
5	Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	To be determined on March 1, 2006	
6	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	To be determined on March 1, 2006	
7	Amount capitalized from issue price:	An amount calculated by multiplying the Exercise Price (to be determined on March 1, 2006) by 0.5. If any amount less than 1 yen is created as a result of the above calculation, such amount shall be rounded up.	
8	Number of people to whom Stock Acquisition Rights are offered and their details:	2 employees of the Bank	2 employees of the Bank
9	Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2007 to June 23, 2015
10	Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual Shareholders' Meeting: May 24, 2005

(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

*****

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED

1 - 8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Wednesday, March 1, 2006) --- Shinsei Bank, Limited (the "Bank") announced that details of 11th and 12th Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on February 28, 2006 were determined today. The details are as follows:

	11th	12th
Issue date of Stock Acquisition Rights	March 1, 2006	
Total number of Stock Acquisition Rights to be issued	50 Stock Acquisition Rights	17 Stock Acquisition Rights
	Number of shares that can be purchased through the exercise of one Stock Acquisition Right: 1,000	
Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	50,000 common shares of the Bank	17,000 common shares of the Bank
Amount payable per share when exercising Stock Acquisition Rights (Exercise Price):	774,000 yen per one Stock Acquisition Right (774 yen per share)	
	The amount payable per share was the higher of the average of the daily closing prices of the ordinary shares of the Bank traded in regular way and as reported by the Tokyo Stock Exchange for the 30 consecutive trading days commencing on December 26, 2005 and the closing price of the Bank common shares at the Tokyo Stock Exchange on the issue date.	
Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	38,700,000 yen	13,158,000 yen
Amount capitalized from issue price:	387 yen per share	
Exercise Period of Stock Acquisition Rights	From July 1, 2007 to June 23, 2015	From July 1, 2007 to June 23, 2015
Conditions for Exercising Rights	Basically the Stock Acquisition Rights holders may exercise their rights between July 1, 2007 and June 30, 2008 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights"	Basically the Stock Acquisition Rights shall be exercised after July 1, 2008 and also the Stock Acquisition Rights holders may exercise their rights between July 1, 2008 and June 30, 2010 with respect to only a half of the number of Stock Acquisition Rights granted to them. All the Stock Acquisition Rights, however, may be exercised from the inception date of the exercise period according to the condition of the "Agreement on the Grant of Stock Acquisition Rights".

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the annual general meeting of shareholders ("Annual Shareholders' Meeting"): May 24, 2005
(2) Resolution date of the Annual Shareholders' Meeting: June 24, 2005

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Become the Largest ATM Network in Tokyo Metro

Tokyo (Wednesday, March 1, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that it has installed two Shinsei Bank ATMs at Monzen-nakacho, Gokokuji, and Nishi-kasai stations respectively; six ATMs in total as of March 1. Shinsei Bank has completed the second stage plan of installing ATMs, launched last December, at major Tokyo Metro stations, reaching a total of 55 ATMs at 30 stations. These ATMs represent the largest ATM network in Tokyo Metro.

Shinsei Bank provides ATM services 365 days a year during station business hours, from the first to the last train. Shinsei *PowerFlex* cash cards can be used at these ATMs free of charge.

Shinsei Bank has been installing additional ATMs, offering 24-hour free ATM service and other services to the maximum advantage for customers using its bank accounts. The Bank will continue to expand its ATM network at highly convenient locations including railway stations, commercial complexes and airports.

With the brand concept "Color your life," Shinsei Bank aims to color and enrich customers' lives by offering convenience and highly value-added products and services to meet customers' needs.

Second stage plan: December 2005 to March 2006 (25 ATMs installed at 12 stations*1)

- Marunouchi Line: Nishi-shinjuku(2) and Nakano-sakaue(2) stations
- Hibiya Line: Kamiyacho(2) and Tsukiji(2) stations
- Tozai Line: Waseda(2), Monzen-nakacho (2) and Nishi-kasai(2) stations
- Chiyoda Line: Nishi-nippori(2) and Machiya(2) stations
- Namboku Line: Azabu-juban(2) and Tameike-sanno(1)*1 stations
- Yurakucho Line: Tsukishima(2) and Gokokuji(2) stations

First stage plan: March to October 2005 (30 ATMs installed at 18 stations)

- Ginza Line: Tameike-sanno station (1)
- Marunouchi Line: Akasaka-mitsuke (1), Shinjuku-sanchome(2), Ogikubo(2) and Myogadani(2) stations
- Hibiya Line: Ningyocho station (2)
- Tozai Line: Minami-gyotoku (2), Urayasu (2), Kiba (2), Otemachi (1) and Takadanobaba (2) stations
- Chiyoda Line: Nogizaka (2), Otemachi (1) and Kokkai-gijidomae (1) stations
- Hanzomon Line: Aoyama-itchome (2) and Otemachi (2) stations
- Namboku Line: Oji (2) and Tameike-sanno (1) stations

Numbers in brackets are ATM numbers. Number of stations is repeated if the Lines are different.

(*1) Second stage plan does not include Tameike-sanno station, which was already included in the first stage plan.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 30 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Changes in Shinsei ATM Services Conditions

Tokyo (Friday, March 3, 2006) – Shinsei Bank, Limited ("Shinsei Bank") today announced that Shinsei ATM services conditions will be modified as follows.

1. Effective March 27, 2006, Shinsei ATM's operating hours at partner network ATMs (*1) will be extended and enhanced.

Shinsei Bank's comprehensive *PowerFlex* account offers free-of-charge withdrawal service through Shinsei ATMs and Seven Bank ATMs 24 hours a day, 365 days a year, accommodating customers' need for cash at any time. The extended operating hours at partner network ATMs will further enhance convenience for Shinsei customers who use their Shinsei cash card to make withdrawals at partner network ATMs (e.g. those of city banks and some trust banks).
In line with Shinsei's customer policy, transactions made at partner network ATMs during these extended hours will be free of charge since Shinsei will refund any fees charged.

Extended operating hours for Shinsei Bank cash card holders using partner network ATMs

	Transaction/Days		Current service hours	New service hours
PowerFlex cash card	Withdrawal & balance inquiries	Weekdays	8:45 a.m. – 7:00 p.m.	8:00 a.m. – 9:00 p.m.
		Sat. & Sun.	9:00 a.m. – 5:00 p.m.	9:00 a.m. – 5:00 p.m. (No change)
		Holidays	Service not available	9:00 a.m. – 5:00 p.m.

(*1) Includes all city banks (Mizuho, Tokyo-Mitsubishi UFJ, Sumitomo Mitsui, Resona, Saitama Resona) and four trust banks (Mitsubishi UFJ Trust, Mizuho Trust, Chuo-Mitsui Trust, Sumitomo Trust).

2. Effective the same date, i.e. March 27, 2006, Shinsei Bank will start to charge users of other bank cash cards (*2) for withdrawals made through Shinsei ATMs.

Those who do not have a Shinsei cash card are encouraged to open a *PowerFlex* account with Shinsei Bank to benefit from the convenience of free ATM usage.

Shinsei ATM withdrawal fees charged to other banks' customers, i.e. cash card users of other banks, using Shinsei ATMs, will be as follows:

	Time	Current fee	New fee
Weekdays	8:00 a.m. – 8:45 a.m. (*3)	Service not available	210 yen
	8:45 a.m. – 6:00 p.m.	Free of charge	105 yen
	6:00 p.m. – 7:00 p.m.	Free of charge	210 yen
	7:00 p.m. – 9:00 p.m. (*3)	Service not available	210 yen
Sat. & Sun.	9:00 a.m. – 5:00 p.m.	Free of charge	210 yen
Holidays	9:00 a.m. – 5:00 p.m. (*3)	Service not available	210 yen

Shinsei ATMs include the ATMs of Keikyu Station Bank and Shinsei ATMs installed within Tokyo Metro stations etc. Balance inquiry services remain free-of-charge.

(*2) Partner network for the above services:
All city banks (Mizuho, Tokyo-Mitsubishi UFJ, Sumitomo Mitsui, Resona, Saitama Resona), four trust banks (Mitsubishi UFJ Trust, Mizuho Trust, Chuo-Mitsui Trust, Sumitomo Trust), Aozora Bank and Shokochukin Bank.

(*3) Services not available at Aozora Bank and Shokochukin Bank.

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.
News and other information about Shinsei Bank is available at
http://www.shinseibank.com/english/index.html.

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of Representative: Thierry Porté
President and CEO
(Code: 8303, TSE First Section)

Establishment of a Subsidiary for Issuance of Preferred Securities and Terms and Conditions of Preferred Securities Outside Japan

Tokyo (Wednesday, March 15, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") hereby announces the establishment on March 14, 2006 (New York time) of a wholly owned subsidiary in the Cayman Islands named Shinsei Finance II (Cayman) Limited, for the purpose of issuing U.S. dollar-denominated non-cumulative perpetual preferred securities (the "Preferred Securities") with the terms set forth below.

The Preferred Securities are expected to qualify as Tier I capital of Shinsei Bank.

1.	Issuer	:	Shinsei Finance II (Cayman) Limited (a special purpose company newly established under the laws of the Cayman Islands which is wholly owned by Shinsei Bank)
2.	Type of security	:	U.S. dollar-denominated non-cumulative perpetual preferred securities (no right to convert into common stock of Shinsei Bank)
3.	Issue amount	:	USD 700 million
4.	Use of proceeds	:	To purchase undated subordinated bonds to be issued by Shinsei Bank
5.	Dividends	:	Dividend rate 7.160% per annum until July 2016 Floating rate per annum after July 2016
6.	Issue price	:	USD 1,000 per preferred security
7.	Ranking	:	The Preferred Securities are intended to rank effectively *pari passu* with preferred shares directly issued by Shinsei Bank in a liquidation of Shinsei Bank
8.	Method of offering	:	Offered inside the United States pursuant to an exemption from registration under Rule 144A under the U.S. Securities Act of 1933 and outside the United States (except in Japan) in reliance on Regulation S under the U.S. Securities Act of 1933
9.	Closing date	:	March 23, 2006 (scheduled)

******

Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at *http://www.shinseibank.com/english/index.html.*

SHINSEI BANK

SHINSEI BANK, LIMITED

1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: (+81)-3-5511-5111
www.shinseibank.com

For Immediate Release

Shinsei Bank, Limited
(Code: 8303 TSE First Section)

Shinsei Bank to Launch Office of CLO

Tokyo (Friday, March 31, 2006) --- Shinsei Bank, Limited ("Shinsei Bank") today announced that the Office of CLO will be established on April 1st, 2006 in Shinsei Bank and Tom Pedersen will be the Chief Learning Officer (CLO).

Office of CLO is responsible for the overall human and organizational development of Shinsei Bank and supports continuous learning for all employees. It is an independent group unlike conventional human resource functions and reports directly to the CEO. It is the first time for a Japanese Bank to establish an Office of CLO.

A key function of the Office of CLO will be to ensure that the Bank's "Vision and Values," formulated in March this year (see attached description), become a reality for all Bank employees. The CLO will develop and deliver individual, team, and organizational programs to ensure that human capital is aligned with our business strategy. The Office of CLO will also plan and implement initiatives to maintain continuous growth of the Bank by focusing on leader development and succession planning within each level of the organization.

Our purpose is to establish a "Learning Organization" at Shinsei Bank, with a continuous focus on our customers, our stakeholders, society and employees.

Characteristics of Office of CLO:

- Create the most powerful organization in the financial industry based on the strong leadership and commitment of the CEO
- Facilitate knowledge management
- Provide career path guidance
- Manage training programs
- Manage performance evaluation processes and employee climate surveys
- Develop and administer human and organizational development initiatives, training

programs and design learning content aligned to strategy and business plans

- Develop leaders for the next generation
- Develop clear succession plans for short-term, mid-term and long-term perspectives
- Extend training programs to our customers and group organizations
- Evaluate the effectiveness of training at Shinsei Bank
- Create and maintain academic alliances with both domestic and overseas universities

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Shinsei Bank is a Japanese financial institution providing a full range of financial products and services to both institutional and retail customers based on a three pillar business model comprising Institutional Banking, Consumer and Commercial Finance and Retail Banking. The Bank has total assets of USD 81 billion on a consolidated basis and a network of 29 Shinsei Bank branches in Japan. Shinsei Bank demands uncompromising levels of integrity and transparency in all its activities to earn the trust of customers, staff and shareholders. The Bank is committed to delivering long-term profit growth and increasing value for all its stakeholders.

News and other information about Shinsei Bank is available at http://www.shinseibank.com/english/index.html.